Sub Item 77 C
Submission of Matters to a Vote of Security Holders

Energy Income Partners, LLC, as sole shareholder of the Trust as of July 31, 2006, approved by unanimous written consent on such date the election of Kenneth I. Rosenblum, Salvatore Faia and James J. Murchie as Trustees of the
Trust, the investment advisory agreement between the Trust and the Manager, the appointment of Deloitte & Touche LLP as the Fund's independent accountant, the authorization of the implementation by the officers of the Trust of the foregoing, and the fundamental investment policies of the Fund.